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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF JANUARY, 2001
                 -------------

                          ROYAL CARIBBEAN CRUISES LTD.
                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F  [X]  FORM 40-F [ ]

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES  [ ]  NO  [X]

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G-3-2(B): 82 _____].

News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Office of Corporate Communications
1050 Caribbean Way, Miami, Florida 33132-2096

                                                    Contact: Lynn Martenstein or
                                                             Erin Williams
                                                             (305) 539-6573 or
                                                             (305) 539-6153


                              FOR IMMEDIATE RELEASE

            ROYAL CARIBBEAN REPORTS RECORD EARNINGS FOR THE YEAR 2000

MIAMI - (January 25, 2001) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today a 16% increase in net income to $445 million in 2000, from the prior year's $384 million. Earnings per share were $2.31, up from $2.06 in 1999, on revenues of $2.9 billion versus $2.5 billion the prior year. Results for 1999 include $17.3 million in charges for non-recurring items. Net revenue yields (net revenues per available passenger cruise day) for 2000 were the same as in 1999.

         Revenues for the fourth quarter were $642 million, up 10% from $584 million in 1999. The increase in revenues was due primarily to the increase in capacity in the quarter, partially offset by a change in yields. Net revenue yields for the quarter were down 7%, primarily due to the introduction of several new itineraries, and the impact of the Millennium New Year's event, which positively affected both the fourth quarter of 1999 and the first quarter of 2000. Net income for the quarter was $30 million, as compared with $38 million in the fourth quarter of 1999. Earnings per share were $0.16, versus $0.19 the prior year.

         The company also announced the completion of a $360 million 5-year term loan with a group of European banks. This facility can be utilized during 2001 and bears interest at LIBOR plus one percent.

         "It is a pleasure to again report record earnings. Our core products continue to perform well, allowing us to introduce new itineraries and develop new markets for future growth," said Richard D. Fain, chairman and CEO of Royal Caribbean Cruises Ltd.

         "Looking forward to 2001, we expect that we will continue to experience a competitive pricing environment but nevertheless are anticipating a very exciting year. The wave season is off to a good start and we have set a number of new booking records during the past two weeks."



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ROYAL CARIBBEAN REPORTS RECORD EARNINGS FOR THE YEAR 2000               2,2,2,2

         "We recently introduced a new TV campaign for Royal Caribbean International that allows the consumer to experience virtual cruise vacations through our enhanced website. Early response to the new campaign has been very good."

         "In March we will introduce our next class of ships with RADIANCE OF THE SEAS. She will have many of the dining and entertainment options of our Voyager-class ships, but will also have her own unique features. These include a 10-story glass-enclosed centrum, glass elevators facing the sea and more outside staterooms than any other ship in the Royal Caribbean International fleet, making her an ideal ship from which to view the natural beauty of Alaska during her inaugural season."

         "Guests on RADIANCE OF THE SEAS and our other ships sailing in Alaska will be able to take advantage of our new land/cruise packages through Royal Celebrity Tours. We offer 13 cruise-tour packages, most of which include segments traveling on our new glass-domed rail cars, which are the largest in the world. "

         Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 19 ships in service and 10 under construction or on firm order. Royal Celebrity Tours operates cruisetour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on WWW.ROYALCARIBBEAN.COM or WWW.CELEBRITYCRUISES.COM.

The company has scheduled a conference call at 10:00 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at WWW.RCLINVESTOR.COM.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)


                                       ###


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ROYAL CARIBBEAN REPORTS RECORD EARNINGS FOR THE YEAR 2000                3,3,3,3

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           FOURTH QUARTER ENDED               YEAR ENDED
                                               DECEMBER 31,                  DECEMBER 31,
                                        ---------------------------   ---------------------------
                                            2000           1999           2000           1999
                                        ------------   ------------   ------------   ------------
REVENUES..............................  $    642,118   $    583,982   $  2,865,846   $  2,546,152
                                        ------------   ------------   ------------   ------------
EXPENSES
  Operating...........................       413,794        366,231      1,652,459      1,496,252
  Marketing, selling and
     administrative...................       103,460        100,337        412,799        371,817
  Depreciation and amortization.......        62,323         51,965        231,048        197,909
                                        ------------   ------------   ------------   ------------
                                             579,577        518,533      2,296,306      2,065,978
                                        ------------   ------------   ------------   ------------
OPERATING INCOME......................        62,541         65,449        569,540        480,174
                                        ------------   ------------   ------------   ------------
OTHER INCOME (EXPENSE)
  Interest income.....................         3,003          3,554          7,922          8,182
  Interest expense, net of capitalized
     interest.........................       (51,463)       (30,638)      (154,328)      (130,625)
  Other income (expense)..............        15,999            (27)        22,229         26,122
                                        ------------   ------------   ------------   ------------
                                             (32,461)       (27,111)      (124,177)       (96,321)
                                        ------------   ------------   ------------   ------------
NET INCOME............................  $     30,080   $     38,338   $    445,363   $    383,853
                                        ============   ============   ============   ============
EARNINGS PER SHARE
  Basic...............................  $       0.16   $       0.19   $       2.34   $       2.15
                                        ============   ============   ============   ============
  Diluted.............................  $       0.16   $       0.19   $       2.31   $       2.06
                                        ============   ============   ============   ============
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic...............................   192,092,748    180,827,364    189,397,021    172,318,798
                                        ============   ============   ============   ============
  Diluted.............................   193,105,881    184,341,622    192,934,538    186,456,392
                                        ============   ============   ============   ============

--------------------------------------------------------------------------------

                                   STATISTICS

                                                     FOURTH QUARTER       YEAR ENDED DECEMBER 31,
                                                  ---------------------   -----------------------
                                                    2000        1999         2000         1999
                                                  ---------   ---------   ----------   ----------
Occupancy as a percentage of total capacity.....      100.1%      102.9%       104.4%       104.7%
Guest Cruise Days...............................  3,400,856   2,896,743   13,019,811   11,227,196

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INCORPORATION BY REFERENCE

         This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3, File No. 333-89015, filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ROYAL CARIBBEAN CRUISES LTD.
                                                ----------------------------
                                                       (Registrant)


Date     January 26, 2001                       By:/s/ Bonnie S. Biumi
                                                ----------------------------
                                                Bonnie S. Biumi
                                                Vice President and Treasurer